UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
000-21202
NOTIFICATION OF LATE FILING	CUSIP NUMBER
76090M 102

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Resonate Blends, Inc.
Former Name if Applicable:
Address of Principal Executive Offices (Street and Number):	One Marine Plaza, Suite 305A North Bergen, New Jersey 04047

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our auditor, Victor Mokuolu, CPA PLLC, has requested additional time to complete the review of the quarterly financials. There are a few pending items to reconcile between financial reporting and underlying accounting records. We expect to file the Quarterly Report on or before the five-day grace period provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jim Morrison	203	253-9191
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Resonate Blends, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Jim Morrison
	Name:	Jim Morrison
	Title:	President (principal accounting officer and principal financial officer)

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

November 13, 2024

Jim Morrison

Resonate Blends

Re: REQUEST FOR EXTENSION

Jim,

In connection, with our review of Resonate Blends, Inc, (the “Company”) balance sheet as of September 30, 2024, and the related statements of operations, stockholders’ deficit, cash flows, and the related notes and schedules (collectively referred to as the “interim financial statements”) for the period then ended.

Accept this as a formal request to request an extension to complete the review and filing of the unaudited quarterly report in Form 10-Q. There are few pending items for the management of the Company to reconcile between financial reporting and underlying accounting records.

Based on the work completed as of November 13 , 2024, and communication with management:

●	The Company is in compliance with SEA Rules 15c3-1 and 15c3-3.

●	There appear to be no material modifications required for the interim financial statements to conform with accounting principals generally accepted in the United States of America.

Please feel free to reach out to us for any question and/or concern.

Very truly yours,

Victor Mokulu, CPA PLLC